Exhibit 12

PHILLIPS 66 PARTNERS LP

Computation of Ratio of Earnings to Fixed Charges

	Millions of Dollars
	Year Ended December 31
	2016	2015*	2014*	2013*	2011*
Earnings Available for Fixed Charges
Income before income tax	$410	306	246	176	123
Undistributed equity earnings	1	—	—	—	—
Fixed charges, excluding capitalized interest	53	35	5	—	—
Amortization of capitalized interest	2	—	—	—	—
	$466	341	251	176	123

Fixed Charges
Interest and expense on indebtedness, excluding capitalized interest	$52	34	5	—	—
Capitalized interest	5	32	7	—	—
Interest portion of rental expense	1	1	—	—	—
	$58	67	12	—	—
Ratio of Earnings to Fixed Charges	8.0	5.1	20.9	N/A	N/A
*Prior-period financial information has been retrospectively adjusted for acquisitions of businesses under common control.